EXHIBIT 12.1

EARLE M. JORGENSEN COMPANY

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,			Nine Months Ended
	2001	2002	2003	December 31, 2002	January 1, 2004
Income before income taxes	$19,021	$5,809	$3,882	$(5,042)	$6,732
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	46,034	43,025	47,753	35,590	38,333
Rentals (one-third of all rent and related costs charged to income)	6,601	7,118	7,219	5,341	5,560

Total fixed charges	52,635	50,143	54,972	40,931	43,893

Amortization of capitalized interest	—	—	13	8	27
Less capitalized interest	—	(316)	(464)	(433)	(61)

Earnings before income taxes and fixed charges	$71,656	$55,636	$58,403	$35,464	$50,591

Ratio of earnings to fixed charges	1.36	1.11	1.06	0.87	1.15
Amount by which earnings are inadequate to cover fixed charges	$—	$—	$—	$(5,467)	$—

EARLE M. JORGENSEN HOLDING COMPANY, INC. STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)
	Year Ended March 31,			Nine Months Ended
	2001	2002	2003	December 31, 2002	January 1, 2004
Income before income taxes	$(6,031)	$(24,050)	$(31,371)	$(30,818)	$(18,629)
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	71,130	72,913	83,345	61,617	63,793
Rentals (one-third of all rent and related costs charged to income)	6,612	7,118	7,219	5,341	5,560

Total fixed charges	77,742	80,031	90,564	66,958	69,353

Amortization of capitalized interest	—	—	13	8	27
Less capitalized interest	—	(316)	(464)	(433)	(61)

Earnings before income taxes and fixed charges	$71,711	$55,665	$58,742	$35,715	$50,690

Ratio of earnings to fixed charges	0.92	0.70	0.65	0.53	0.73
Amount by which earnings are inadequate to cover fixed charges	$(6,031)	$(24,366)	$(31,822)	$(31,243)	$(18,663)